HORIZON LINES HOLDING CORP.

HORIZON LINES, LLC

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

June 20, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W., Mailstop 3-5

Washington, D.C. 20549

Attention:   Ms. Jennifer G. Williams

Re:	Horizon Lines Holding Corp. and
Horizon Lines, LLC (collectively, the “Registrants”)
Registration Statement on Form S-4
File No. 333-123681

Dear Ms. Williams:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrants hereby respectfully request that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 9:00 a.m. on June 22, 2005, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrants acknowledge that:

•	should the Securities and Exchange Commission (the “SEC”) or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, the SEC shall not be foreclosed from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert such action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please notify André Weiss of Schulte Roth & Zabel LLP, counsel to the Registrants, at (212) 756-2431 as soon as possible as to the date and time the Registration Statement has been declared effective pursuant to this acceleration request.

HORIZON LINES HOLDING CORP.

By:	/s/ M. Mark Urbania
M. Mark Urbania
Vice President and Chief Financial Officer

HORIZON LINES, LLC

By:	/s/ M. Mark Urbania
M. Mark Urbania
Senior Vice President—Finance and Administration

cc:  André Weiss, Schulte Roth & Zabel LLP

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